FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 22, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
FULL YEAR 2003 FINANCIAL RESULTS

Moscow, Russia – March 22, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the year ended December 31, 2003.

In 2003, Wimm-Bill-Dann’s sales rose 13.8% to US$938.5 million compared to US$824.7 million in 2002. Gross profit increased by 11.6% compared to last year, while gross margins decreased to 29.1% in 2003 from 29.7% in 2002. Net income decreased to US$21.2 million in 2003 from US$35.7 million last year. Adjusted EBITDA* increased by 2.5% year-on-year to US$85.4 million. Adjusted EBITDA* margin was 9.1% in 2003 compared to 10.1% in the year 2002.

“For Wimm-Bill-Dann, the year 2003 became a year of major modernization initiatives and significant strategic choices”, - David Iakobachvili, Chairman of the Board of Directors of Wimm-Bill-Dann Foods OJSC, said in a statement. “The company retained its leading market position, despite a number of internal and external factors, which affected its performance in 2003. We remain committed to maintaining our leadership in both the dairy and juice segments while steadily increasing our share in the water and cheese markets. In 2003, we also made substantial changes to our Management Board and strengthened our management, which makes us confident that we have a strong and capable team taking the company into 2004 and beyond”.

Key Operating and Financial Indicators of FY 2003

	FY 2003	FY 2002	Change
Sales volumes, thousand tons	1484.5	1422.7	4.3%

	US$’mln	US$’mln

Sales	938.5	824.7	13.8%
Dairy	662.3	563.0	17.6%
Juice	274.5	261.7	4.9%
Water	1.6	—	—
Gross profit	273.4	245.0	11.6%
Selling and distribution expenses	(140.7)	(109.5)	28.5%
General and administrative expenses	(76.0)	(63.0)	20.6%
Operating income	49.2	66.0	(25.5)%
Financial income and expenses, net	(15.3)	(14.1)	8.5%
Net income	21.2	35.7	(40.6)%
Adjusted EBITDA*	85.4	83.3	2.5%
CAPEX including acquisitions	117.0	175.7	(33.4)%

* Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Sales in the Dairy Segment increased 17.6% from US$563.0 million in 2002 to US$662.3 million in 2003. Sales growth was made up of sales volume growth of 6.3% and selling price increase. The average selling price increased by 10.0% from US$0.60 per 1 kg in 2002 to US$0.66 per 1 kg in 2003 driven by incremental ruble price increase, ruble appreciation and change in product mix favoring value added products. Gross margins tightened from 29.3% in 2002 to 27.1% in 2003 due to the growth in raw milk prices, additional depreciation of newly installed capacity and personnel expenses growth.

Sales in the Juice Segment increased 4.9% from US$261.7 million in 2002 to US$274.5 million in 2003. Sales growth was made up of sales volume decrease by 0.6% and the increase of the selling price. The average selling price increased from US$0.55 per liter in the year 2002 to US$0.58 per liter in the year 2003, primarily due to incremental ruble price increase and ruble appreciation partially offset by the change in product mix in favor of lower priced brands. Gross margins in Juice segment rose from 31.0% in 2002 to 34.2% in 2003 as a result of a higher pricing on the backdrop of essentially flat sales volume and cost of sales.

In 2003, Wimm-Bill-Dann’s total selling and distribution expenses increased 28.5% to US$140.7 million from US$109.5 million in 2002, reaching 15.0% of 2003 sales against 13.3% in 2002. Media inflation, continuing regional expansion and provisions recorded for bad debts were the main factors affecting selling and distribution expenses.

Increased personnel costs and expenses for professional services contributed to a 20.6% increase in general and administrative expenses from $63.0 million in 2002 to $76.0 million in 2003. Wimm-Bill-Dann’s expenses for audit, legal and consulting services almost doubled as a result of the company’ expansion, more stringent requirements imposed upon Wimm-Bill-Dann as a public company and the launch of a number of initiatives aimed at improving our performance.

Financial expenses increased by 8.5% due to the interest expense growth to US$20.9 million and were partially offset by currency gain of US$4.9 million and interest income of US$2.9 million.

Commenting on today’s announcement Sergei Plastinin, Chief Executive Officer of Wimm-Bill-Dann Foods OJSC, said: “In 2003, we spent time and effort digesting our rapid growth. In addition to modernization of our production facilities and warehouses we focused on innovative product development and improvement of our distribution network, laying a solid foundation for the future growth.”

2003 Operational Highlights

•                  January - Acquisition of Refrigerating and Warehousing Complex in Novosibirsk

•                  March - Installation of new production lines for dairy products in the central region, at LMK and Anna

•                  March - Launch of a new bottled water factory in the Novgorod region

•                  March - Launch of the first water brand Zapovednik Valday

•                  March - Launch of NEO brand

•                  July – Installation of new production lines for plastic bottles production at LMK and for yogurt and soft cottage cheese at Timashevsk

•                  July - Launch of new cheese spread production in the Krasnodar region

•                  July - Installation of a new production line for liquid dairy products at Baby Food Dairy Plant

•                  August- Launch of new line for processed cheese production at Ufa Dairy Plant

•                  September - Acquisition of Essentuki Bottling Facilities

•                  October - Installation of a new yogurt production line at Kharkov Dairy Plant, Ukraine

•                  October - Installation of a hard cheese production line at Rubtsovsk Dairy Plant and launch of Lamber, a new cheese brand,

•                  October- Launch of a new production line for sour milk at Roska, Saint-Petersburg

•                  November - Launch of J-7 PET package and a PET production line at Depsona

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	Full year ended December 31, 2003		Full year ended December 31, 2002
	US$’mln	% of sales	US$’mln	% of sales

Net income	21.2	2.3%	35.7	4.3%

Depreciation and amortization	30.6	3.3%	18.6	2.3%

Interest expense	20.9	2.2%	12.8	1.6%

Income tax expense	10.7	1.1%	14.2	1.7%

Minority interest	2.0	0.2%	1.9	0.2%

Adjusted EBITDA	85.4	9.1%	83.3	10.1%

We present Adjusted EBITDA because we consider it important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA represents net income before interest expense, income taxes and depreciation and amortization adjustsed for minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We use Adjusted EBITDA for the following purposes: (1) according to our compensation policy, certain executive incentive compensation payments are based on our Adjusted EBITDA performance against budgets; and (2) certain loan agreements use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants.

Adjusted EBITDA has limitations as analytical tool, and you should not consider it in isolation, or as substitute for analysis of our results as reported under U.S. GAAP.  Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share and per share data)

	2003	2002
	(unaudited)

Sales	$938,459	$824,734

Cost of sales	(665,104)	(579,707)

Gross profit	273,355	245,027

Selling and distribution expenses	(140,746)	(109,527)
General and administrative expenses	(75,973)	(62,955)
Other operating expenses	(7,481)	(6,497)

Operating income	49,155	66,048

Financial income and expenses, net	(15,273)	(14,131)

Income before provision for income taxes and minority interest	33,882	51,917

Provision for income taxes	(10,717)	(14,249)

Minority interest	(2,012)	(1,922)

Net income	$21,153	$35,746

Other comprehensive income, net of tax
Currency translation adjustment	20,581	—

Comprehensive income	$41,734	$35,746

Earnings per share - basic and diluted:

Net income per share	$0.48	$0.83
Weighted average number of shares outstanding	44,000,000	43,063,014

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	2003	2002
	unaudited
ASSETS
Current assets:
Cash and cash equivalents	$40,264	$29,340
Trade receivables, net	57,424	60,146
Inventory, net	88,243	86,063
Taxes receivable	92,624	57,734
Advances paid	19,690	10,811
Net investment in direct financing leases	1,551	1,338
Deferred tax asset	5,210	1,850
Other current assets	3,648	5,810
Total current assets	308,654	253,092

Non-current assets:
Property, plant and equipment, net	393,769	293,580
Intangible assets, net	3,005	2,736
Goodwill	24,695	19,885
Net investment in direct financing leases – long-term portion	4,391	4,381
Long-term investments	2,931	1,989
Other non-current assets	6,440	2,812
Total non-current assets	435,231	325,383

Total assets	$743,885	$578,475

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$51,487	$40,144
Advances received	2,586	3,905
Short-term loans	493	94,050
Long-term loans, current portion	1,769	2,483
Notes payable	6,032	16,096
Taxes payable	9,272	4,933
Accrued liabilities	10,983	8,346
Government grants – current portion	2,194	2,033
Other payables	36,033	25,770
Total current liabilities	120,849	197,760

Long-term liabilities:
Long-term loans	7,882	4,546
Long-term notes	200,926	—
Other long-term payables	49,020	55,047
Government grants – long-term portion	7,052	8,568
Deferred taxes – long-term portion	12,370	8,121
Total long-term liabilities	277,250	76,282
Total liabilities	398,099	274,042
Minority interest	21,168	21,549
Shareholders’ equity :
Common stock	29,908	29,908
Share premium account	164,132	164,132
Currency translation adjustment	20,581	—
Retained earnings	109,997	88,844
Total shareholders’ equity	$324,618	$282,884
Total liabilities and shareholders’ equity	$743,885	$578,475

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	2003	2002
	UNAUDITED
Cash flows from operating activities:
Income from operations	$21,153	$35,746

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,012	1,922
Depreciation and amortisation	30,627	18,611
Provision for obsolete inventory	2,100	1,154
Provision for doubtful accounts	8,709	1,970
(Gain) loss on disposal of property, plant and equipment	(358)	606
Earned income on net investment in direct financing leases	(483)	(395)
Deferred tax (benefit) expense	(4,149)	38
Currency remeasurement gain relating to bonds payable and long-term payables	(11,538)	(1,295)
Currency remeasurement loss relating to cash and cash equivalents	2,753	639
Unrealised holding gain for trading securities	(1,903)	(742)
Non-cash rental received	2,095	1,606
Write off of trade receivables	1,511	1,262
Write off of net investment in direct finance leases		162
Amortisation of bonds issue expenses	613
Changes in operating assets and liabilities:
Decrease (increase) in inventories	2,394	5,194
Increase in trade accounts receivable	(2,985)	(34,893)
(Increase) decrease in advances paid	(7,681)	3,189
Increase in taxes receivable	(30,723)	(32,880)
Decrease (increase) in other current assets	1,068	2,782
Increase (decrease) in trade accounts payable	6,363	(13,279)
(Decrease) increase in advances received	(1,565)	1,390
Increase in taxes payable	5,492	1,028
Increase (decrease) in accrued liabilities	1,898	(1,081)
Increase in other current payables	2,071	619
(Decrease) increase in other long-term payables	(227)	(216)

Total cash provided by (used in) operating activities	29,247	(6,863)
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(7,002)	(39,571)
Cash paid for property, plant and equipment	(88,528)	(78,505)
Cash paid for net investments in direct financing leases	(2,046)	(1,843)
Cash paid for acquisition of investments	(753)	(285)
Proceeds from disposal of short-term investments	4,196	—
Proceeds from disposal of property, plant and equipment	2,437	—
Cash paid for other long-term assets	—	(2,473)

Net cash used in investing activities	(91,696)	(122,677)

Cash flows from financing activities:
Proceeds from issuance of capital stock, net of direct expenses	—	162,127
Repayment of obligations under finance leases	—	(95)
(Repayment) proceeds of (from) short-term loans and notes payable	(107,820)	771
Proceeds from long-term loans	5,138	4,226
Repayment of long-term payables	(15,371)	(5,058)
Proceeds from notes payable, net of debt issuance expenses	194,476	559
Repayment of long-term loans	(3,024)	(9,930)

Net cash provided by financing activities	73,399	152,600

Total cash provided by operating, investing and financing activities	10,950	23,060
Impact of exchange rate differences on cash and cash equivalents	(26)	(639)
Net increase (decrease) in cash and cash equivalents	10,924	22,421
Cash and cash equivalents, at beginning of period	29,340	6,919
Cash and cash equivalents, at the end of period	$40,264	$29,340

 - Ends -

For further enquiries contact:
Olga Motovilova Wimm-Bill-Dann Foods OJSC Yauzsky Boulevard, 16, Moscow Phone: +7 095 733 9726/9727 Fax: +7 095 733 9725 www.wbd.com e-mail: motovilova@wbd.ru	Marina Kagan Wimm-Bill-Dann Foods OJSC Phone: +7 095 733 9726/9727 Mobile: + 7 095 762 2387 Fax: +7 095 733 9725 e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 for its initial public offering by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations among small and mid-cap companies at the First Annual IR Magazine Russia Awards held in 2004 and organized by IR Magazine and the Association of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/Natalya V. Gorbunova
	Name:	Natalya V. Gorbunova
	Title:	Representative by power of attorney
Dated 19.03.2004 No19/03-02
Wimm-Bill-Dann Foods OJSC

Date: March 22, 2004